Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
($ in millions, except ratio)	September 30, 2016	September 30, 2015
Income before income taxes	$801	$971
Income related to equity method investees	(8)	(13)
	793	958
Add/(deduct):
Fixed charges	200	171
Interest capitalized	(1)	(9)
Distributed income of equity method investees	7	4
Earnings available for fixed charges	$999	$1,124
Fixed charges:
Interest expensed and capitalized (1)	$160	$130
Estimate of interest within rent expense	40	41
Total fixed charges	$200	$171
Ratio of earnings to fixed charges	5.0	6.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12